N-SAR Item 77.D.  Policies with Respect to
Security Investment

The Dreyfus/Laurel Funds, Inc.

At a meeting held on January 25, 2002, the Board of The Dreyfus/Laurel Funds, Inc. adopted the following policies, as applicable, in order to comply with new
Rule 35d-1 under the Investment Company Act of 1940, as amended:

-Dreyfus Institutional Government Money Market Fund

Non-fundamental policy to invest at least 80% of its assets in money market instruments issued or guaranteed by the United States government or its agencies and instrumentalities.

-Dreyfus Disciplined Stock Fund

Non-fundamental policy to invest at least 80% of its assets in stocks.

-Dreyfus Premier Small Company Stock Fund

Non-fundamental policy to invest at least 80% of its assets in small companies. Small companies are those with market capitalizations ranging from $500 million to $5 billion.

-Dreyfus Premier Midcap Stock Fund

Non-fundamental policy to invest at least 80% of its assets in mid-size companies. Mid-size companies are those with market capitalizations ranging from $1 billion to $15 billion.

-Dreyfus Premier Large Company Stock Fund

Non-fundamental policy to invest at least 80% of its assets in large company stocks. Large company stocks are those with market capitalizations of $5 billion or more.

-Dreyfus Premier Small Cap Value Fund

Non-fundamental policy to invest at least 80% of its assets in small-cap stocks. Small-cap stocks are those with market capitalizations ranging from $100 million to $3 billion.
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